Mail Stop 3561
      August 22, 2005

Mr. Yang Wu, President and CEO
Thrifty Printing, Inc.
3702 South Virginia Street, #G12-401
Reno, NV 89502-6030

      Re.	Thrifty Printing, Inc.
   Registration Statement on Form SB-2
      Amendment No. 3 filed July 29, 2005
   File No. 333-122005

Dear Mr. Wu:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that the page numbers referred to below refer to the numbering of the non-EDGAR marked copy.

General

1. As noted in our first comment letter, Section (a)(2) of Rule
419
defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant .
.. . has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 6932 (April
13, 1992). We note that throughout the prospectus, when the company discusses its business plan, the company uses terms such as "should strive," "plan," "expect," or "may raise." Also, it is unclear whether officers and directors will contribute funds necessary to implement the business plan or whether the company will attempt to raise additional capital. Please significantly revise the disclosure to include a specific business plan in which the company has a clear plan to obtain funding and to
implement its plan.  Otherwise, please provide disclosure to comply
with Rule 419.   See our comments in the MD&A section.

Prospectus Summary, page 4

Our Business, page 4

2. We note the statements that "[i]n order to fund our plan of operation, we anticipate that we will require an additional $59,000 to $82,000 for the next three months. We have a plan to raise the funds through a private placement or loans from directors of the company." Please revise in light of comment one and our comments in the MD&A section.

Number of Shares Being Offered, page 4

3. We note your cross-reference to the "Plan of Distribution" section. Revise the registration statement to delete the use of cross-references from the forepart of the prospectus except for the cross-reference to the risk factors on the cover page.

Risk Factors, page 5

Risks Associated with Our Common Stock, page 8

4. In risk factor three under this subsection, we note the subheading that states "could affect the ability of our stockholders to realize any current trading price of our common stock." We note that the company`s stock is currently not trading. Please revise.

Securities and Exchange Commission`s Public Reference, page 10

5. Please include the Commission`s new address: 100 F Street,
N.E.,
Washington, DC 20549.

Description of Business, page 18

Marketing, page 19

6. We note the statement "[w]e will need to raise additional funds to carry out the advertisement." Please describe whether the company will raise the additional funds.

7. Please describe whether the company has listed its website address on Google or Yahoo. If not, please explain when the company will be listed on any website search directories.




Competition, page 20

8. On page 21, under the subheading "Significant cost savings," we note the statement "we are able to offer approx. 50% off of average price referred to in the above chart." It appears that table does not include all photofinishing companies that offer their services over the internet. Please remove this statement and include a statement which provides that the chart does not include all competitors.

9. On page 21, under the subheading "Convenience," we note the statement "[t]he more corner store dealers we have, the more customers we will have." This statement appears to be promotional.
Please provide a reasonable basis for the statement or remove.

Growth Strategy, page 21

10. Please describe whether the company will contact website affiliates to establish relationships and enter into arrangements where the company will place its website ad on the affiliate`s website.

Management`s Discussion and Analysis and Plan of Operation, page
22

Plan of Operation, page 22

11. We note the statement ""[o]ur operating activities during this period consist of primarily . . . establishing our core presence as an internet website." Please describe how the company has been establishing its core presence as an internet website.

12. Please explain the statement "[h]owever, until we receive lots of orders after the website is fully operational with new additional features in the future, we will not generate any significant revenue." Will the company receive lots of orders after the website is fully operational with additional features? Why will the company receive lots of orders? Why does the website need the additional features to receive orders? How is the website fully operational if it needs these additional features? Please explain.

13. On page 23, we note the statement that "[i]n our management opinion to effectuate our business plan in the next twelve months the following events need to occur or we should strive to reach the following milestones in order for us to become profitable."
Please
revise to state that the company will effectuate or will make every attempt and a good faith effort to effectuate the business plan in the next twelve months.

14. On page 23, we note in the first milestone that the company states "(1) We must further improve the quality of our website by adding the following features." Please revise to state, if true, that the company will add the following new features to improve its website.


15. On page 23, we note the statement that "(2) we must continue to increase online promotional efforts to sell our services, encouraging customers to download their photographs for photofinishing by us." Please revise to state, if true, that the company will undertake such efforts. Please revise similar disclosure such as "plan to carry on low cost advertisements through printed media," "we plan to join the
`Print Ontario` trade show," "we will also try to list our website," and "we also plan to list our website on all of these kinds of search websites."

16. Please explain the statement on page 23 that "[i]n the opinion of
management, available funds will probably not satisfy our working
capital requirements through September 30, 2005."   Please
describe
the company`s capital requirements. Please describe whether officers and directors will contribute the necessary capital. Please explain how much capital officers and directors will contribute, when such contribution will be made and on what terms, e.g., loans.

17. On page 23, we note the statement "[w]e anticipate that we will need to raise additional capital to continue operations." Please explain why the company needs additional capital to continue its operations. If the company only needs to raise capital to implement its business plan please clarify. Please explain how much capital the company will need to implement its business plan and/or to continue with its operations. It may be helpful to discuss how much capital the company will need to raise, if any, in order for the company to generate revenues.

18. We note the statement that "[s]uch additional capital may be raised through public or private financing as well as borrowing and other sources." In light of the disclosure of the immediate cash requirements of the company, please specifically explain how the company will obtain the additional funding.

Cash Requirements, page 23

19. On page 24, we note the statement that "[o]ur directors and officers intend to contribute by way of loan up to an additional $50,000 of their own funds collectively toward our Company first before we need to seek financing through private placement and will lend the fund when it is required." Please specifically describe which milestones the company will implement with the $50,000. Also describe which milestones the company will implement if it raises capital. Please describe at what stage in the business plan the company will generate revenues and/or be able to sustain operations.

20. In light of the company`s poor financial condition, please explain why the company is only registering the resale of common stock and not raising capital in this offering. If the company`s business plan does not include raising capital in a public offering please explain.



21. On page 24, we note the statement "[t]here are no assurances that we will be able to obtain further funds required for our continued operations." Please reconcile this statement with the disclosure on page 24 that "[o]ur directors and officers intend to contribute by way of loan up to an additional $50,000."

Research and Development, page 24

22. We note the statement "[w]e expect to spend a further $2,500 to
$5,000 developing the website between now and September 30, 2005." Please revise to state, if true, that the company will spend such amounts.

Reports to Security Holders/Where You Can Find More Information,
page
28

23. Please include the Commission`s new address: 100 F Street,
N.E.,
Washington, DC 20549.

Financial Statements

24. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountant in the amendment.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





      You may contact Angela Halac at (202) 551-3398 or Hugh West at
(202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Thomas Kluck at (202) 551-3233 or Mike Karney, who supervised the review of your filing, at (202)
551-3847.

								Sincerely,



								John Reynolds
      Assistant Director

cc:	Ailin Wan
	Fax (604) 669-5791
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Mr. Wu Yang
Thrifty Printing, Inc.
August 22, 2005
Page 1